Name: _____

GENESIS DEVELOPMENT CAPITAL, LLC

A Georgia Limited Liability Company

_____

INVESTOR

SUBSCRIPTION

BOOKLET

_____

This Subscription Booklet is utilized for the offering of investments in interests in GENESIS DEVELOPMENT CAPITAL, LLC under the Regulation Crowdfunding Exemptionunder the Securities Act of 1933, as amended, and may not be owned by any investor who would cause the Company to violate such an offering.

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GENESIS DEVELOPMENT CAPITAL, LLC
(THE "COMPANY")

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<u>DIRECTIONS FOR THE COMPLETION</u>
<u>OF THE SUBSCRIPTION DOCUMENTS</u>

Investors must complete all of the subscription documents contained in this booklet in exactly the manner described below. For purposes of these subscription documents, the "Investor" is the person or entity for whom the LLC Membership Interests are being purchased. Another person with investment authority may execute the subscription documents on behalf of the Investor, but should indicate the capacity in which it is doing so and the name of the Investor.

1.   *Subscription Agreement*:

        (a)   Review the amount of your investment and Interests to be purchased on page 1 and ensure that they are accurate.

        (b)

        (b)   Provide the information requested and date, print the name of the Investor, and sign (and print name, capacity and title, if applicable) on page 13.

2.   *Delivery of Subscription Documents*:

        Please return all completed and signed documents to GENESIS DEVELOPMENT CAPITAL, LLC at the following address, or if you have used electronic means, please confirm signing by informing the Company:

GENESIS DEVELOPMENT CAPITAL, LLC
1891 Spring Ave NW,
Atlanta, GA 30318
Website: www.thegdpartners.com

3.   *Payment of Initial Capital Contribution*:

        The Investor shall pay the amount of the Investor's initial capital contribution for its subscription by certified check or wire transfer of immediately available funds pursuant to instructions to be provided by the Manager. The Investor will receive a capital call for any remaining amount of his/her/its Capital Commitment from the Manager upon the Company's receipt of subscriptions for the Minimum Offering Amount.

SUBSCRIPTION AGREEMENT

GENESIS DEVELOPMENT CAPITAL, LLC

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made on the date set forth on the Signature Page hereof by and between GENESIS DEVELOPMENT CAPITAL, LLC, a Georgia limited liability company (the "Company"), and the person(s) set forth on the Signature Page hereto ("Investor").

BACKGROUND:

Investor is familiar with the Company's business plan and understands both the potential benefits and the potential risk of an investment in the Company and who desires to invest in the Company.

NOW, THEREFORE, and in consideration of the mutual covenants and promises hereinafter set forth, the Company and Investor hereby agree as follows:

1.   *Purchase of Interest*. The Company hereby agrees to sell, and Investor agrees to purchase and pay for, a limited liability company interest in the Company (the "Interests") in the total amount of $_____, constituting _____ Interests of the Company, and (assuming the Maximum Offering is achieved) _____% of the Member interests in the Company. The purchase of the Interest is referred to in this Agreement as the "Investment."

2.   *Investor Representations*.   Investor makes the following agreements, representations, warrants, acknowledgments and declarations to the Company, and any representatives, owners, officers, or agents of the Company as follows:

(a)   Investor has full power and authority to enter into this Subscription Agreement, and is duly authorized to execute and deliver the same, and that this Subscription Agreement constitutes a valid, legally binding obligation of the undersigned Investor;

 (b)   The Company will not, and will have no obligation, to register any of the Interests under the Act or any other applicable securities law.

(c)   The Company will rely solely upon the truth and accuracy of the acknowledgments, representations, warranties, covenants and agreements that the Investor has made pursuant to this Subscription Agreement, and the Investor will promptly notify the Company if any of the said representations, warranties and covenants made by Investor are no longer accurate or have been breached.

(d)   The Company shall not register the transfer of any Interests to any person or entity not made pursuant to the Act or pursuant to a permissible exemption from the registration requirements of the Act.

(e)   Investor acknowledges and agrees that Investor has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the prospective investment in the Interests on the basis of the Investor's investment experience, business experience, and/or education.

(f)   Investor is acquiring the Interest solely for such Investor's own account for investment purposes only and not with a view to or intent of resale or distribution thereof. Investor hereby agrees with the Company that no portion of the Interest will be sold or otherwise disposed of by Investor unless either (i) the sale or other disposition will be pursuant to a Registration Statement under the Securities Act of 1933, as amended, (the "Act") and any applicable securities laws of any state or other jurisdiction; or (ii) Investor shall have notified the Company in writing of any desire on the part of Investor to sell or dispose of all or part of the Interest and of the manner and terms of the proposed transaction, and the Company shall have been advised in writing by counsel acceptable to it that no registration of the Interest under the Act, or the rules and regulations then in effect thereunder, or any applicable state securities laws, is required in connection with the proposed sale or other disposition; or (iii) the Company has been advised in writing by counsel acceptable to it that based on facts then existing, no registration of the Interest under the Act or the rules and regulations then in effect thereunder, is required for any future sale or disposition thereof by Investor. Investor agrees that only the Company may register the Interests under applicable laws, and that the Company does not intend to do so. Investor agrees that the Company is under no obligation to agree to a transfer of the Interests, and may do so in its sole and absolute discretion.

(g)   Investor acknowledges that Investor has, prior to the execution of this Subscription Agreement, has carefully reviewed the Form C and all exhibits thereto, Operating Agreement and this Subscription Agreement, and has had the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the sale of the Interests by the Company, and has further been given the opportunity to obtain any additional information which Investor deems necessary to verify the accuracy of the Form C and Subscription Agreement. Investor has been provided with any and all information which Investor has requested regarding this matter to Investor's satisfaction. Investor represents and warrants that he or she has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Interest. Investor acknowledges that Investor has been urged to, and afforded the opportunity to, consult with Investor's own financial, legal and tax advisors with respect to the advisability of an investment in the Interest and the federal, state, local and foreign tax consequences arising from the Investment.

(h)   Investor agrees that Investor has acquired the Interests only for its own account, not as a nominee or agent or any other person or entity.

(i)   Investor recognizes that an investment in the Interests and the Company involves risks, and the Investor fully understands and has been afforded ample opportunity to investigate and understand these risks, and is willing and able to bear the risks related to the purchase of the Interests, including but not limited to risks identified and discussed in the Form C.

(j)   Investor acknowledges that no commission, fee, or other compensation has been, or will be paid to any person for soliciting the purchase of the Interests unless such person is appropriately registered under the Act.

(k)   Investor acknowledges his, her or its receipt of certain disclosures, including but not limited to a Form C from the Company and the documents and materials referred to therein (the "Investment Information") regarding the Company's proposed business and finances, including but not limited to a discussion of certain of the risks associated with an investment in the Interest. In purchasing the Interest, Investor has relied solely on such information and Investor's own independent investigation and (i) is aware that no federal or state agency has made any recommendation or endorsement of the Interest; (ii) recognizes that an investment in the Interest involves a high degree of risk and that neither the Company nor any person purporting to represent the Company can give any assurance that the Company's business ventures will be successful or generate any returns or profits whatsoever; (iii) has reviewed the information regarding certain risks associated with an investment in the Interest, including those set forth in the Investment Information, and is prepared to accept such risks; (iv) represents that he, she or it has adequate means of providing for such Investor's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Interest for an indefinite period of time, (v) represents and warrants that he, she or it can afford the loss of his, her or its entire investment; (vi) is aware that the purchase price of the Interest does not bear any direct relationship to the assets of the Company, book value of the Interest or to any other historically based criteria of value; and (vii) is aware that there is no public market for the Interest and that he, she or it must bear the economic risk of the investment for an indefinite period of time because neither the Interest nor any of the other membership interests in the Company have been registered under applicable securities laws and cannot be sold unless it is subsequently registered under the securities laws or an exemption from registration is available.

(l)   All certificates evidencing ownership of the Interest, if any, or replacement or new certificates evidencing same, in the absence of registration under the Act shall bear an appropriate legend to the effect that the Interest evidenced by such certificate are subject to the terms of this Agreement and restrictions set forth in the Company's Operating Agreement (the "Operating Agreement").

(m)   The Investor acknowledges that no governmental authority has passed upon the Interests or made any finding or determination as to the fairness of this investment. The Memorandum has not been filed with the U.S. Securities and Exchange Commission or any securities administrator under any securities or consumer protection laws.

(n)   The Investor covenants and agrees with and for the benefit of the Company that it will not pledge, hypothecate, grant a security or other interest or claim in, or otherwise encumber in any way, any or all of its rights under this Agreement, as security for an obligation to any person, whether the interest is based on common law, statute or contract (including the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment or security purposes), in each case, without the prior written consent of the Company.

(o)   The Investor agrees to subscribe for the amount shown on the signature page hereto. Upon the execution of this Subscription Agreement, the Investor shall pay to the Company the full amount of the Investor's Capital Commitment. The Investor agrees to provide any information reasonably requested by the Company in connection with this subscription in order to verify the truth and accuracy of the representations contained herein to the Company including, but not limited to, the statements set forth on the Investor Questionnaire forming a part of this Subscription Booklet. This subscription is irrevocable by the Investor, but may be accepted or rejected by the Company, in its discretion.

3. ***Compliance with Securities Laws - "Accredited Investor" (Individuals)***. Investor and the Company agree that the sale of the Interest will be effected without registration under the Act or under the applicable state Blue Sky law in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Rule 506 of Regulation D promulgated under the Act. Investor hereby represents and warrants that he or she is **[CHECK AS MANY AS APPLY, INITIAL AND RETURN A COPY OF THIS PAGE TO THE ISSUER WITH YOUR SIGNATURE PAGE]**:

(a) [ ] an accredited investor as such term is defined by the rules of the Securities and Exchange Commission promulgated under the Act by virtue of the fact that he or she has individual net worth or joint net worth with spouse which exceeds $1,000,000 as of the date hereof; or

(b) [ ] an accredited investor as such term is defined by the rules of the Securities and Exchange Commission promulgated under the act by virtue of the fact that he or she has individual income in excess of $200,000 in each of the two most recent years or joint income with a spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

(c) [ ] not an accredited investor.

Date:_____   Investor Initials:_____

4. ***Compliance With Securities Laws - "Accredited Investor" (Entities)***. Investor and the Company agree that the sale of the Interest will be effected without registration under the Act or under the applicable state Blue Sky law in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Rule 506 of Regulation D promulgated under the Act. Investor hereby represents and warrants that it is **[CHECK AS MANY AS APPLY, SIGN AND RETURN A COPY OF THIS PAGE TO THE ISSUER WITH THE SIGNATURE PAGE]:**

(a) [ ] a corporation, limited liability company or partnership, not formed for the specific purpose of acquiring the Interest, with total assets in excess of $5,000,000.

(b) [ ] a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) of Regulation D.

(c) [ ] an entity (e.g., a corporation, limited liability company or partnership) in which all of the equity owners are "accredited investors" under Regulation D.

Date:_____   By:_____
                                 Printed Name:_____

Title: _____

Each Investor that is an entity, the person executing this Agreement on its behalf is duly authorized to do so and, in addition, the entity is authorized and duly qualified to purchase and hold the Interest in accordance with the terms of this Agreement and the Company's Operating Agreement.

5. ***Limited Liability Company; Agreement to be Bound as a Member.*** Investor understands that the Company is a limited liability company which will be treated as a partnership for federal income tax purposes. Investor further understands that his or her or its rights as a member of the Company are defined by the Company's Operating Agreement. Investor acknowledges that Investor has received and reviewed a copy of the Company's Operating Agreement, and Investor hereby agrees to be bound by and to be a party to the Operating Agreement. <u>In furtherance thereof, Investor recognizes and understands that by signing this Subscription Agreement, it is in effect signing the Operating Agreement of the Company, and agreeing to be bound as a Non-managing Member therein.</u>

6. ***Investment Company Act.*** The Company is not, and will not be, registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). In this regard, each Investor that is an entity represents that it was not formed for the purpose of investing in the Company nor did Investor's stockholders, partners, grantors or participants contribute additional capital for the purpose of such investment. Further, if Investor is purchasing the Interest in the Company which will constitute in excess of 10% of all Interests in the Company, Investor is not an investment company, as defined under the 1940 Act or an entity which would be an investment company for purposes of the 1940 Act if not for the exception set forth in Section 3(c)(1) or Section 3(c)(7) thereunder.

7. ***Indemnification.*** The Investor recognizes that the offer of the Interests to the Investor was made in reliance upon its representations and warranties above. The Investor agrees to provide, if requested, any additional information that may reasonably be required to determine the eligibility of the Investor to purchase the Interests. The Investor hereby agrees to indemnify the Company and the Manager and their respective officers, directors, employees, affiliates and agents and to hold each of them harmless from and against any loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the Investor contained in this Agreement or in any other document provided by the Investor to the Company in connection with the Investor's investment in the Interests. To the maximum extent permitted by applicable law, the Investor hereby agrees to indemnify the Company and the Manager and their respective officers, directors, employees, affiliates and agents, and to hold them harmless against all liabilities, costs or expenses (including reasonable attorneys' fees) arising as a result of the sale or distribution of the Interests by the Investor in violation of the 1933 Act or other applicable law or any misrepresentation or breach by the Investor with respect to the matters set forth herein. In addition, the Investor agrees to indemnify the Company and the Manager and their respective officers, directors, employees, affiliates and agents and to hold them harmless from and against, any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they may be put or which they may incur or sustain by reason of or in connection with any misrepresentation made by the Investor with respect to the matters about which representations

and warranties are required by the terms of this Agreement, or any breach of any such warranties or any failure to fulfill any covenants or agreements set forth herein. Notwithstanding any provision of this Agreement, the Investor does not waive any rights granted to it under applicable securities laws.

8. ***Further Assurances.*** Investor covenants and agrees that he, she or it will deliver such other documents, instruments, or information to the Company or the Manager as may be requested in order to determine whether the undersigned should be admitted as a Member of the Company.

9. ***Confidentiality.*** Investor understands that this Subscription Agreement, the Form C, Operating Agreement, and any and all other documents provided by the Company to Investor are confidential. Accordingly and therefore Investor hereby agrees, represents, warrants, and covenants to the Company that the Investor has not and will not reproduce or distribute the above described documents, in part or in whole, or divulge any of their contents without the prior written consent of the Company. Investor further agrees that even if Investor does not purchase any Interests, Investor will return all documents to the Company and that the provisions of this section shall apply whether or not Investor executes this Agreement.

10. ***Power of Attorney.*** Investor hereby appoints the Company as the Investor's true and lawful attorney-in-fact and agent, with the full power of substitution and re-substitution, to act in the Investor's name, place and stead in any and all capacities, with full power to act alone, granting unto such attorney-in-fact and agent full power and authority to execute and deliver the Operating Agreement to the Company on behalf of Investor.

11. ***Transferability.*** Neither this Subscription Agreement, nor any of Investor's rights, obligations or benefits hereunder may be transferred without the written consent of the Company. Any purported transfer hereof in violation of the foregoing restriction shall be null and void.

12. ***Revocation.*** Investor agrees that Investor shall not cancel, terminate, or revoke this Subscription Agreement or any agreement Investor has made under this Subscription Agreement, and that this Subscription Agreement shall survive Investor's death or disability, except as permitted under Regulation Crowdfunding.

13. ***Termination.*** This Subscription Agreement may be terminated by Company if (a) at any time Company in its sole discretion determines to terminate or cancel this offering of Interests prior to the closing of the sale to Investor, or (b) the Company learns that the representations or warranties of Investor are not or were not true, complete and accurate prior to the acceptance of this Subscription Agreement by the Company.

14. ***Acceptance or Rejection.***

(a) At any time prior to the Minimum Threshold Deadline, the Company shall have the right to accept or reject this subscription for any reason whatsoever. If this subscription is not accepted by the Company, this subscription shall be deemed to be rejected.

(b) If this subscription is accepted, the Company shall notify the Investor of such acceptance. The Company will execute a copy of this Agreement and return a copy to the undersigned.

(c) In the event of rejection of this subscription, the Company shall return to the Investor the copies of this Agreement and any other documents submitted herewith, and this Agreement shall have no further force or effect thereafter.

15. ***Modification.*** Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

16. ***Notices.*** All notices, consents, requests, demands, offers, reports, and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered properly given and received when personally delivered to the party entitled thereto, or when sent by facsimile or by overnight courier, to GENESIS DEVELOPMENT CAPITAL, LLC, 1891 Spring Ave NW, Atlanta, GA 30318, if to the Investor, to the address set forth in the Investor Questionnaire; provided, that any notice sent by facsimile shall be promptly followed by a copy of such notice sent by mail or overnight courier in the manner described herein. The Company or the Investor may change its address by giving notice to the other in the manner described herein.

17. ***Counterparts***. This Agreement may be executed in multiple counterpart copies, each of which shall be considered an original and all of which constitute one and the same instrument binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

18. ***Successors***. Except as otherwise provided herein, this Agreement and all of the terms and provisions hereof shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, trustees and legal representatives. If the Investor is more than one person, the obligation of the Investor shall be joint and several and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, trustees and legal representatives.

19. ***Assignability***. This Agreement (and any and all rights or obligations hereunder) is not transferable or assignable by the Investor without the Company's prior written consent. Any purported assignment of this Agreement (and any and all rights or obligations hereunder) without the Company's prior written consent shall be null and void. The foregoing prohibition on transfers and assignments shall apply to this Agreement and all Investors rights and obligations hereunder, but shall not prohibit the transfer or assignment of Interests that have been previously issued and remain outstanding. A transfer of such outstanding Interests shall be governed by the limitations set forth in the Operating Agreement. The Company may assign its rights under this Agreement as collateral security for a loan.

20.   ***Entire Agreement***. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among them with respect to such subject matter.

21.   ***Applicable Law***. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

22.   ***Jurisdiction; Venue***.

(a) Any action or proceeding relating in any way to this Agreement may be brought and enforced exclusively in the courts of the State of Georgia or (to the extent subject matter jurisdiction exists therefor) of the United States for Georgia, and the parties irrevocably submit to the jurisdiction of such courts in respect of any such action or proceeding.

(b) The parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of Georgia or of the United States for Georgia, and any claim that any such action or proceeding brought in any such court has been brought in any inconvenient forum.

(c) This Section does not limit or supplant any obligations imposed under the Operating Agreement.

23.   ***Survival***. The representations, warranties and covenants of this Agreement shall survive the acceptance of this Agreement and the issuance of the Interests to the Investor.

24.   ***Electronic Signatures.*** The parties agree that the electronic signature of a party to this Agreement shall be as valid as an original signature of such party and shall be effective to bind such party to this Agreement. The parties agree that any electronically signed document (including this Agreement) shall be deemed (i) to be "written" or "in writing," (ii) to have been signed and (iii) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such paper copies or "printouts," if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule. For purposes hereof, "electronic signature" means a manually-signed original signature that is then transmitted by electronic means; "transmitted by electronic means" means sent in the form of a facsimile or sent via the internet as a "pdf" (portable document format) or other replicating image attached to an e-mail message; and, "electronically signed document" means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

25.   ***General Provisions***.

(a)   This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(b)   All notices and other communications from any party hereto to any other party hereto shall be mailed by first-class, registered or certified mail, postage prepaid, to the Company at its principal offices set forth and to Investor at his her, or its address as set forth on the Signature Page or otherwise transmitted to the Company from time to time.

(c)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only be a writing executed by all parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned Investor has executed this Subscription Agreement.

_____
Subscriber Name (Individual or Entity)

_____
Street Address

_____
City, State, Zip Code

Telephone: _____

E-mail address: _____

Please indicate the number of Units and Capital Commitment to the Company.

_____   **$_____**
Interests   Capital Commitment

Future Distribution Instructions: Would you prefer to have future distributions either (check one) ELECTRONIC CHECK   or MAILED   to you?

        Bank Name: _____

        ABA #: _____

        Account No. #: _____

        Checking?   or   Savings?

        Account for (individual or entity name): _____

Date of execution by Investor: _____

Social Security or Taxpayer I.D. No: _____

State in which Subscription Agreement Signed: _____

By: _____
Signature of Investor or Authorized Representative (if not an individual)

_____
(print name, capacity and title above, if applicable)

Date: _____

ACCEPTANCE OF SUBSCRIPTION

(to be signed only by Manager's Authorized Representative)

The Manager hereby accepts the above subscription for membership units and the Capital Commitment on behalf of the Company:

GENESIS DEVELOPMENT MANAGEMENT, LLC,
as Manager of GENESIS DEVELOPMENT CAPITAL, LLC.

By: _____

Name: _____

Title: _____Managing Member_____

Date: _____